

**SCOTT WILSON RPA**

***www.scottwilson.com***
***www.scottwilsonmining.com***

**Suite 501**
**55 University Ave.**
**Toronto, Ontario**
**M5J 2H7**
**Tel: (416) 947-0907**
**Fax: (416) 947-0395**
**Email:** ***barry.cook@scottwilson.com***

**FILED BY SEDAR**

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island
The Toronto Stock Exchange

**Re: Filing of Technical Report on the Central Mineral Belt Project**

I, R. Barry Cook, P.Eng., do hereby consent to the filing of the report titled "Technical Report on the Central Mineral Belt Project, Central Mineral Belt Labrador" (the Report), prepared for Crosshair Exploration and Mining Corporation and dated September 7, 2007, on SEDAR. I also consent to the filing of the Report with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 7th day of September, 2007

R B Cook.

R. Barry Cook, P.Eng.
Consulting Geologist